UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Eastside Distilling, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

277802302

(CUSIP Number)

Shawn Willard
Orca Investment Management, LLC

6 Centerpointe Drive, Suite 300

Lake Oswego, OR 97035

(503)582-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

08/27/2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277802302		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Orca Investment Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Oregon

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 641.216

	8.	Shared Voting Power n/a

	9.	Sole Dispositive Power 613.369

	10.	Shared Dispositive Power n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 641,216

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.97%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 277802302	13D

Item 1.  Security and Issuer.

This 13D relates to the shares of Common Stock (“Shares”) of Eastside Distilling, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1001 SE Water Avenue, Suite 390, Portland, Oregon 97214

Item 2.  Identity and Background.

(a)                                                   This Schedule 13D is being filed by Orca Investment Management, LLC, an Oregon limited liability company (“Orca”).

(b)                                                   The principal business address of Orca is 2250 Aviation Drive, Suite 300, Roseburg, Oregon 97470.

(c)                                                    The principal business of Orca is Investment Management.

(d)                                                   During the past five years, Orca has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                                    During the past five years, Orca has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                                     N/A

Item 3.  Source or Amount of Funds or Other Consideration.

The Shares were acquired in a Secondary Offering, in open market purchases, warrant conversions, and a Note-Warrant Offering for an aggregate of approximately $3.46 million in cash.  The source of such funds was through the deposit of securities or cash balances in the accounts of Orca advisory clients.

Item 4.  Purpose of Transaction.

Orca purchased the Shares for clients in the ordinary course of business for investment purposes.

Until this filing, these Shares were reported under Schedule 13G.  Due to the appointment of Orca’s Managing Member to the Board of Directors (the “BOD”) of the Issuer, Orca is now filing this Schedule 13D.  This appointment was to fill a recent BOD vacancy resulted from the latest shareholder meeting of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)                                 Orca beneficially owns 641,216 Shares with par value of $0.0001.  The aggregate 641,216 Shares represent 6.97% of the outstanding Shares, 9,194,332 Shares, as reported in the Issuer’s Form 10-Q filed on August 14, 2019.

(b)                                 Orca has sole power to vote 641,216 Shares and sole power to dispose of 613,369 Shares.

(c)                                  Orca sold 7,802 Shares of the Issuer on August 13, 2019, in the open market.

(d)                                 Two employees of Orca who manage self-directed accounts, have the right to direct the receipt of dividends from, or the proceeds from the sale of such Shares in their accounts.

(e)                                  N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.  Material to be Filed as Exhibits.

N/A

CUSIP No. 277802302	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Orca Investment Management, LLC

/s/ Shawn P. Willard
Signature

Shawn Willard – President and Managing Member
Title

September 3, 2019
Date